Exhibit 3.1

Unusual Machines, Inc.

First Amendment to the Amended and Restated Bylaws

Article III, Section 3.05 Stockholder Quorum and Voting Requirements is hereby amended by adding the sentence below at the end:

The holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time, to a date within 60 days from the record date.

Effective: February 3, 2025